Filed Pursuant to Rule 433

Registration No. 333-275322

November 18, 2025

TERM SHEET

Cenovus Energy Inc.

U.S.$500,000,000 4.650% Notes due 2031 (the “2031 Notes”)

U.S.$500,000,000 5.400% Notes due 2036 (the “2036 Notes”)

Issuer	Cenovus Energy Inc. (the “Issuer”)

Title	4.650% Notes due 2031	5.400% Notes due 2036

Principal Amount	U.S.$500,000,000	U.S.$500,000,000

Expected Ratings*	Baa1(neg) / BBB(neg) / BBB(stable) / BBB(high)(stable) (Moody’s / S&P / Fitch / DBRS)

Public Offering Price	99.800%	99.828%

Coupon	4.650%	5.400%

Benchmark Treasury	UST 3.625% due October 31, 2030	UST 4.000% due November 15, 2035

Benchmark Yield	3.694%	4.123%

Spread	+100 bps	+130 bps

Yield to Maturity	4.694%	5.423%

Trade Date	November 18, 2025

Settlement Date	November 20, 2025

Maturity Date	March 20, 2031	March 20, 2036

Interest Payment Dates	Semi-annually on March 20 and September 20, beginning March 20, 2026 (short first coupon)	Semi-annually on March 20 and September 20, beginning March 20, 2026 (short first coupon)

Record Dates	March 5 and September 5	March 5 and September 5

Make-Whole Call	Prior to February 20, 2031 (the date that is one month prior to the maturity date of the 2031 Notes), at the applicable “make-whole” (Treasury Rate plus 15 basis points).	Prior to December 20, 2035 (the date that is three months prior to the maturity date of the 2036 Notes), at the applicable “make-whole” (Treasury Rate plus 20 basis points).

Par Call	On or after February 20, 2031 (the date that is one month prior to the maturity date of the 2031 Notes).	On or after December 20, 2035 (the date that is three months prior to the maturity date of the 2036 Notes).

Use of Proceeds	The Issuer intends to use the net proceeds from this offering, together with the net proceeds from the Concurrent CAD Offering, to fund the redemption of its $750 million aggregate principal amount of 3.60% senior notes due 2027 and its U.S.$373 million aggregate principal amount of 4.25% senior notes due 2027, to fund the redemption of MEG’s U.S.$600 million aggregate principal amount of 5.875% senior notes due 2029 and for general corporate purposes.

Concurrent CAD Offering	Concurrently with this offering, the Issuer is separately offering $650,000,000 aggregate principal amount of senior unsecured notes due 2033 and $550,000,000 aggregate principal amount of senior unsecured notes due 2035 pursuant to a separate prospectus supplement. This offering is not conditioned upon the consummation of the Concurrent CAD Offering, and there can be no assurance that the Concurrent CAD Offering will be consummated.

CUSIP	15135UBA6	15135UBB4

ISIN	US15135UBA60	US15135UBB44

Denominations	U.S.$2,000 x U.S.$1,000	U.S.$2,000 x U.S.$1,000

Joint Book-Running Managers	J.P. Morgan Securities LLC CIBC World Markets Corp. Goldman Sachs & Co. LLC Mizuho Securities USA LLC BofA Securities, Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC

Senior Co-Managers	ATB Securities Inc. BMO Capital Markets Corp. Scotia Capital (USA) Inc.

Co-Manager	Desjardins Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefor on or about November 20, 2025 which will be the second New York City business day following the date of pricing of the notes (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement.

Any capitalized term used in this Pricing Term Sheet but not defined herein has the meaning assigned to such term in the U.S. Preliminary Prospectus Supplement dated November 18, 2025 relating to the Notes offered hereby.

The Issuer has filed a registration statement (including a base shelf prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the prospectus supplement if you request it by contacting J.P. Morgan Securities LLC (collect) at 1-212-834-4533, CIBC World Markets Corp. toll-free at 1-800-282-0822, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Mizuho Securities USA LLC toll-free at 1-866-271-7403.

Certain of the underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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